NO ACT

PE
3-30-10
f



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10013133

April 7, 2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-7-10

Re: Amazon.com, Inc.
Incoming letter dated March 30, 2010

Dear Mr. Mueller:

This is in response to your letter dated March 30, 2010 concerning the shareholder proposal submitted to Amazon.com by James McRitchie. We also have received a letter on the proponent's behalf dated March 31, 2010. On March 22, 2010, we issued our response expressing our informal view that Amazon.com could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

We grant your reconsideration request, as there appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that it is not clear what "rights" the proposal intends to regulate. Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 James McRitchie's Rule 14a-8 Proposal
Amazon.com, Inc. (AMZN)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the March 30, 2010 (i)(3) request to block this rule 14a-8 proposal after *Amazon.com, Inc.* (March 22, 2010) in regard to (i)(3).

The company addresses the highlighted phrase in the proposal which is dependent on the core text of the proposal which is to enable 10% of shareholders to call a special meeting:

3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that *shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings* ***to the fullest extent permitted by law.*** This proposal does not impact our board's current power to call a special meeting.

The company introduces four interpretations for "that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings **to the fullest extent permitted by law.**"

Then the company answers its own questions on these four interpretations as follows:
One has "no relevance."
On two, three and four there are already rules and the proposal states "to the fullest extent permitted by law."

The company provided no precedent for an entire proposal to be blocked because a company claimed that dependent text in a proposal had one "no relevance" interpretation out of four interpretations.

The company provided no precedent for an entire proposal to be blocked because a company claimed that there were already rules in place on certain self-serving company interpretations of dependent proposal text and the proposal had the exception clause "to the fullest extent permitted by law."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie
Michael Deal <ir@amazon.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: 03981-00110

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
rmueller@gibsondunn.com

March 30, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Request for Reconsideration
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On January 22, 2010, Amazon.com, Inc. (the "Company") submitted a letter (the "Initial Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (collectively, the "Proposal") received from John Chevedden on behalf of James McRitchie (the "Proponent"). The Initial Request indicated, among other things, our belief that the Proposal could be excluded from the 2010 Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended.

On March 22, 2010, the Staff issued a response to the Initial Request stating that, based on the arguments presented, it was unable to concur in our view that the Company may exclude the Proposal under Rule 14a-8(i)(3).

We continue to believe that the Proposal is false and misleading because the Proposal (including the supporting statements) is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine the intended effect of implementing the Proposal or to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In light of the Staff's March 22, 2010 letter, we are submitting this Request for Reconsideration and address more fully below additional aspects of the Proposal that we believe are vague, false and misleading. Accordingly, we request that the Staff reconsider its March 22, 2010 response and concur in our view that the Proposal is excludable under Rule 14a-8(i)(3).

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As stated in the Initial Request, the second paragraph of the Proposal appears to call for certain actions, but the nature of what is included in the actions called for by the Proposal is unclear. Because of the vague and indefinite nature of the Proposal, a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote and, further, it is unclear what actions the Proponent intends for the Company to take if the Proposal were adopted.

Specifically, the second paragraph of the Proposal states, "This includes . . . that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law." This language (hereinafter referred to as the "Rights Language") is unclear and is subject to multiple reasonable interpretations. The phrase appears to be an attempt to impose rules regarding the respective "rights" of shareholders and management at special meetings, but it is not clear what "rights" are intended to be within the scope of the Rights Language.

In fact, the Staff recently concurred in *R.R. Donnelly & Sons Company* (avail. Mar. 23, 2010), that a proposal with language identical to the Rights Language was excludable on the basis of Rule 14a-8(i)(3) because the Rights Language is vague and indefinite. In concurring that the proposal was excludable under Rule 14a-8(i)(3), the Staff noted in particular that it was not clear what "rights" the proposal intended to regulate.

Likewise here as well, the Rights Language is vague and indefinite because it is not clear what "rights" the Proposal intends to regulate:

- One category of rights implicated by special meetings of shareholders is the right to vote shares. This right arises in shareholders (whether or not they are also members of management) as a result of their ownership of Company stock, and the right and obligation to vote by proxy applies to management as a result of the Company's solicitation of proxy voting authority. If the Rights Language is intended to address voting rights that arise from stock ownership, then the Rights Language would seem to have little or no relevance, as shareholders would always have the same rights as management to vote shares they own at any special meeting, regardless of on whose initiative the special meeting is called. If the Rights Language is intended to address voting rights that arise from the exercise of proxy voting authority, then it is unclear how shareholders are to exercise those rights at management-called meetings.

- A second category of rights exercised at special meetings relate to the right to determine certain procedural matters relating to the conduct of the meeting itself. For example, under Sections 4.6 and 4.7 of the Company's Amended and Restated Bylaws (the "Bylaws"), which are available as an exhibit to a Form 8-K filed by the Company on February 18, 2009, at: http://www.sec.gov/Archives/edgar/data/1018724/000119312509032203/dex31.htm, the power to preside over all shareholder meetings is bestowed upon the Chairman of the Board or, in his absence, the Chief Executive Officer. As well, pursuant to Section 2.2.2 of the Bylaws, the Board has the right to determine the place, date and time of special meetings. Section 2.5.4 of the Bylaws gives the Board, or the Chairman of the Board, the right to determine (i) that a shareholder nomination or other business does not constitute proper business to be transacted at a shareholder meeting or (ii) that a nomination or other business was not properly brought before the shareholder meeting pursuant to the requirements of the Bylaws. It is unclear whether the Rights Language is intended to address some, none or all of these "rights" of management. And, if the intent of the Rights Language is to vest shareholders with authority over these matters at management-called special meetings, it is unclear how that intention is to be implemented. For example, if the Rights Language is intended to give shareholders an equal right to preside over special meetings that are called by management, how, practically, do the shareholders as a collective group act to preside?

- A third category of rights may be those with respect to the determination of the outcome of a special meeting. Section 2.15.1 of the Bylaws provides that, in advance of a shareholder meeting, the Board must appoint one or more persons to act as inspectors of election at such meeting. Again, the Proposal is unclear whether this right to appoint persons who will act as inspectors at the special meeting is one of the "rights" that management has at a shareholder-initiated special meeting that is intended to be addressed by the Rights Language.

- Finally, a fourth category of rights that may be within the intended scope of the Rights Language could be the right to call a special meeting, as that is the topic of the first paragraph in the Proposal. As noted above, Section 2.2.2 of the Bylaws gives the Board the right to determine the place, date and time of special meetings. Further, under Section 2.7.1 of Bylaws, the Board may fix a record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. As with the management and Board rights discussed above, it is unclear whether this is one of the rights encompassed by the Rights Language and, if so, what the Company is expected to do in order to provide shareholders "no less rights" at special meetings called by management.

Each of the points addressed above highlights that there are multiple reasonable interpretations of the plain language of the Proposal and each evidences how neither shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. If the Company were to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by shareholders voting on the Proposal.

We continue to believe as well, that aspects of the Proposal's supporting statements are vague and misleading on their face. In addition to the aspects addressed in the Initial Request, the second sentence of the third paragraph states that "Such a vote could lead to at least two opposite interpretations." The immediately preceding sentence suggests that the reference to "such a vote" is referring to a vote on the Proposal, and as well the following sentence refers to votes "on this popular topic." Thus, the second sentence concedes that shareholders could have "two opposite interpretations" as to the effect of votes on the proposal (or at least votes on the topic of the proposal). However, neither shareholders voting on the Proposal nor the Company, if it were to try to implement the Proposal, could know which of these two opposite interpretations is intended. Thus, the discussion of the Proposal and its effect, as well as other disjointed language set forth in the supporting statements, concede that based on how the Proposal is phrased and explained, shareholders may be confused (or even deceived) as to the effect of voting on the Proposal.

The Staff consistently has taken the position that shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Consistent with this position, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders reading the proposal and supporting statements together as a whole might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

For the reasons set forth above, we believe that the Proposal can be excluded from the 2010 Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3). Based on the additional analysis and the precedent set forth above, including the Staff's recent determination in *R.R. Donnelly & Sons Company*, we request that the Staff reconsider its March 22, 2010 response and permit the exclusion of the Proposal. We respectfully request expeditious consideration of our request by April 8, 2010, as the Company is scheduled to begin printing its 2010 Proxy Materials on April 9, 2010. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Michael Deal, the Company's Vice President and Associate General Counsel at (206) 266-6360. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,

Ronald O. Mueller

ROM/ksb

cc: Michael Deal, Amazon.com, Inc.
John Chevedden
James McRitchie

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